Akumin Inc. Announces Fourth Quarter and Releases 2021 Financial Guidance

March 31, 2021 – Plantation, FL – Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin” or the “Corporation”) announced today its financial results for the quarter (“Q4 Fiscal 2020”) and year ended December 31, 2020.

Summary Consolidated Financial Results

(in thousands, except for per share amounts)	3-month period ended Dec. 31, 2020	3-month period ended Dec.31, 2019	Year ended Dec.31, 2020	Year ended Dec. 31, 2019
Volume in RVUs	1,533	1,583	5,642	5,247
Revenue	58,195	77,026	251,283	247,436
EBITDA (1)	(13,217)	18,716	27,093	49,534
Adjusted EBITDA (1)	15,861	20,231	53,704	59,813
EPS –Diluted	(0.31)	0.05	(0.29)	0.14

(1)	See “Non-GAAP Measures” below.

Commenting on the Q4 Fiscal 2020 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “During the fourth quarter, we generated Adjusted EBITDA of $15.9 million. Akumin’s volume during the quarter was approximately 1,533,000 RVUs compared to approximately 1,583,000 RVUs in Q4 Fiscal 2019. On an organic volume basis, RVUs decreased by 6% compared to the same prior period. However, on a sequential basis, RVUs increased approximately 3% versus Q3 Fiscal 2020. This sequential increase reflects continued recovery from the pandemic impact.”

The Corporation closed the fourth quarter with a strong cash position of $44.4 million, which included an additional grant of approximately $4.1 million received in December 2020 from Health and Human Services (“HHS”) to Medicare providers pursuant to the CARES Act. Earlier in the same year, we also received $1.1 million in grant funds from HHS pursuant to the CARES Act. These grants have been included in our financial statements as other revenue, consistent with market practices.

The financial performance of fiscal 2020 was severely impacted by multiple factors, including: (i) the significant negative effect of the pandemic on our volume, revenues and profitability in the second quarter of 2020, where RVU volume declined sequentially by 28%; (ii) a change, during the fourth quarter, in the Company’s estimates of the implicit price concessions related to its customers, primarily based on historical experience of collections impacted by the pandemic and the integration of imaging centers acquired in 2018 and 2019, which resulted in an increase in cumulative implicit price concessions for outstanding receivables of approximately $12 million when compared to fiscal 2019; and (iii) the refinancing, during the fourth quarter, of our credit facilities with a U.S. private placement of $400 million Senior Secured Notes due 2025, which, while it resulted in improved financial flexibility, resulted in a loss of approximately $18 million after expensing debt issuance costs and pre-payment penalties.

“Notwithstanding the challenges we faced in 2020, Akumin’s business demonstrated its resilience. As an essential healthcare service provider, we continued to operate throughout the pandemic to serve our valued patients and partners, while taking steps to maintain strong margins,” Mr. Zine continued. “We would like to take this opportunity to thank again our staff, radiologists, and all our stakeholders for their efforts and support during this challenging year.

“We continue to execute on our planned U.S. capital markets strategy, as the Corporation adopted U.S. GAAP as the basis for preparation of its annual financial statements effective for the fiscal year-ended December 31, 2020. In addition to our entry into the U.S. debt capital markets, our common shares commenced trading on the NASDAQ on September 2, 2020 and we became an “SEC Issuer” for purposes of the Canadian Securities Administrators’ National Instrument 51-102 — Continuous Disclosure Obligations around that time.

“Furthermore, and according to our stated objective of modernizing our ERP platform, effective March 1, 2021, Akumin completed a common equity investment in an artificial intelligence technology company as part of a private placement offering for approximately $4.6 million. As a result of this investment and another previous investment in May 2020, Akumin owns a 34.5% equity interest in the company. In collaboration with Akumin, the company has been developing AI-based software for use in the outpatient imaging space, which is expected to be an integral part of Akumin’s new ERP platform,” Mr. Zine concluded.

2021 Fiscal Year Guidance

For fiscal 2021, Akumin announces its guidance ranges as follows:

•	Volume:	6,250,000 RVUs to 6,450,000 RVUs

•	Revenue:	$270 million to $279 million

•	Adjusted EBITDA:	$65 million to $70 million

This financial guidance takes into account the improved levels of volume in RVUs as compared to fiscal 2020, which was impacted by the COVID-19 pandemic, and assumes the service fee revenue per RVU realized in fiscal 2020 and our existing cost structure. The potential upside from our guidance ranges is expected to result from our planned cost reduction initiatives and any tuck-in acquisitions completed during fiscal 2021.

Fourth Quarter and Year-End Fiscal 2020 Financial Results Call

Akumin would like to invite interested parties to the Corporation’s Fourth Quarter and Fiscal Year-End Fiscal 2020 Financial Results Call, to be held on April 1, 2021 from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. A related presentation will be available for download on Akumin’s website (www.akumin.com) and at https://akum.in/Q42020-ResultsCall. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Thursday, April 8, 2021 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 3575808.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-GAAP measures. See “Non-GAAP Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Q4 Fiscal 2020 and related management’s discussion and analysis are available in Akumin’s public disclosure at www.sedar.com and www.sec.gov.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-GAAP Measures

This press release refers to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. Definitions and reconciliations of non-GAAP measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated March 31, 2021 available in our public disclosure at www.sedar.com and www.sec.gov.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

<Financial tables follow.>

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019
Service fees – net of allowances and discounts	53,600	76,253
Other revenue	4,595	773

Revenue	58,195	77,026

Employee compensation	21,967	25,442
Reading fees	9,964	11,002
Rent and utilities	7,319	7,532
Third party services and professional fees	5,204	6,447
Administrative	3,629	3,562
Medical supplies and other expenses	3,178	2,902
Depreciation and amortization	5,050	4,228
Stock-based compensation	358	749
Operational financial instruments revaluation and other (gains) losses	383	360
Interest expense	8,343	7,627
Settlement costs (recoveries)	(167)	(443)
Acquisition related costs	605	410
Other financial instruments revaluation and other (gains) losses	18,198	(269)

Income (loss) before income taxes	(25,836)	7,447

Income tax provision (benefit)	(4,785)	3,588
Non-controlling interests	774	616

Net income (loss) attributable to shareholders of Akumin	(21,825)	3,273

Adjusted EBITDA (in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019
Revenue	58,195	77,026

Less:
Employee compensation	21,967	25,442
Reading fees	9,964	11,002
Rent and utilities	7,319	7,532
Third party services and professional fees	5,204	6,447
Administrative	3,629	3,562
Medical supplies and other expenses	3,178	2,902
Deferred rent (expense) credit	48	(708)
Sub-total	51,309	56,179
Non-controlling interests	774	616
One-time adjustments	(9,749)	—

Adjusted EBITDA	15,861	20,231

Adjusted EBITDA Margin	27%	26%

(in thousands)	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Service fees – net of allowances and discounts	243,981	244,841
Other revenue	7,302	2,595

Revenue	251,283	247,436

Employee compensation	84,038	85,900
Reading fees	37,817	35,244
Rent and utilities	30,203	26,332
Third party services and professional fees	21,707	19,084
Administrative	12,876	12,459
Medical supplies and other expenses	11,162	8,784
Depreciation and amortization	20,460	15,587
Stock-based compensation	2,084	3,555
Operational financial instruments revaluation and other (gains) losses	(3,908)	1,017
Interest expense	32,781	20,783
Settlement costs (recoveries)	2,324	(1,881)
Acquisition related costs	1,079	3,403
Other financial instruments revaluation and other (gains) losses	22,079	1,805

Income (loss) before income taxes	(23,419)	15,364

Income tax provision (benefit)	(5,750)	3,736
Non-controlling interests	2,729	2,200

Net income (loss) attributable to shareholders of Akumin	(20,398)	9,428

Adjusted EBITDA (in thousands)	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Revenue	251,283	247,436

Less:
Employee compensation	84,038	85,900
Reading fees	37,817	35,244
Rent and utilities	30,203	26,332
Third party services and professional fees	21,707	19,084
Administrative	12,876	12,459
Medical supplies and other expenses	11,162	8,784
Deferred rent (expense) credit	(2,953)	(2,380)
Sub-total	194,850	185,423
Non-controlling interests	2,729	2,200

Adjusted EBITDA	53,704	59,813

Adjusted EBITDA Margin	21%	24%

Reconciliation of Non-GAAP Measures

(in thousands)	Three-month period ended Dec 31, 2020	Three-month period ended Dec 31, 2019	Year ended Dec 31, 2020	Year ended Dec 31, 2019
Net income (loss) attributable to shareholders of Akumin	(21,825)	3,273	(20,398)	9,428

Income tax provision (benefit)	(4,785)	3,588	(5,750)	3,736
Depreciation and amortization	5,050	4,228	20,460	15,587
Interest expense	8,343	7,627	32,781	20,783

EBITDA	(13,217)	18,716	27,093	49,534

Adjustments:
Stock-based compensation	358	749	2,084	3,555
Settlement costs (recoveries)	(167)	(443)	2,324	(1,881)
Acquisition-related costs	605	410	1,079	3,403
Operational financial instrument	383	360	(3,908)	1,017
revaluation and other (gains) losses Other financial instruments	18,198	(269)	22,079	1,806
revaluation and other (gains) losses Deferred rent expense (credit)(1)	(48)	708	2,953	2,380
One-time adjustments(2)	9,749	—	—	—

Adjusted EBITDA	15,861	20,231	53,704	59,813

Revenue	58,195	77,026	251,283	247,436

Adjusted EBITDA Margin	27%	26%	21%	24%

Adjusted EBITDA	15,861	20,231	53,704	59,813

Less:
Depreciation and amortization	5,050	4,228	20,460	15,587
Interest expense	8,343	7,627	32,781	20,783
Sub-total	2,468	8,376	463	23,443
Effective tax rate(3)	24.1%	24.3%	24.1%	24.3%
Tax effect	594	2,031	111	5,685

Adjusted net income attributable to shareholders of Akumin	1,874	6,345	352	17,758

(1)	Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	Represents one-time adjustments to revenue resulting from changes to estimates of implicit price concessions and a one-time adjustment to expenses for incentive-based cash compensation.
(3)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.